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March 6, 2017

Nathaniel Segal Associate +1 312 609 7747 nsegal@vedderprice.com

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ms.	Elisabeth Bentzinger, Esq.

Re:	Nuveen Preferred Income Opportunities Fund (the “Registrant”)
File No. 333-215072

To the Commission:

On behalf of the Registrant, this letter is in response to discussions with the staff of the U.S. Securities and Exchange Commission with respect to the treatment of “CoCos” for purposes of the Names Rule (as defined below). Registrant hereby undertakes as follows:

Nuveen Preferred Income Opportunities Fund undertakes, promptly following a determination, if any, by the staff of the Securities and Exchange Commission, notwithstanding the effectiveness of the N-14, that contingent capital securities (commonly referred to as “CoCos”) cannot be regarded as “preferred securities” for purposes of Rule 35d-1 under the Investment Company Act of 1940 (“Names Rule”), to (i) modify the definition of “preferred securities” for purposes of complying with the Names Rule to exclude CoCos, (ii) modify its name in order that its investment policies comply with the staff interpretation of the Names Rule, or (iii) take such other action that is necessary or sufficient to comply with the staff’s determination with respect to the treatment of CoCos as “preferred securities” under the Names Rule.

Please direct your questions and/or comments regarding this filing to Deborah Bielicke Eades at (312) 609-7661 or the undersigned at (312) 609-7747.

Very truly yours,

/s/ Nathaniel Segal

Nathaniel Segal

222 North LaSalle Street	Chicago, Illinois 60601	T +1 312 609 7500	F +1 312 609 5005

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